Exhibit 12.2
IDACORP, Inc.
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

	Three Months	Twelve Months Ended
	Ended	December 31,
	March 31,	(Thousands of Dollars)
	2008	2007	2006	2005	2004	2003

Earnings, as defined:

Income from continuing operations before income taxes	$27,300	$96,003	$115,452	$103,327	$60,830	$31,063
Adjust for distributed income of equity investees	4,036	6,064	(9,347)	(10,370)	1,990	(2,136)
Equity in loss of equity method investments	-	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	(48)	(435)
Supplemental fixed charges, as below	20,678	74,631	67,521	65,991	67,654	69,679
Total earnings, as defined	$52,014	$176,698	$173,626	$158,948	$130,426	$98,171

Fixed charges, as defined:

Interest charges[1]	$19,971	$71,946	$64,720	$62,962	$61,269	$64,813
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	-	3,216	1,915
Rental interest factor	252	933	1,025	1,417	1,652	1,406
Total fixed charges, as defined	$20,223	$72,879	$65,745	$64,379	$66,137	$68,134

Supplemental increment to fixed charges[2]	455	1,752	1,776	1,612	1,517	1,545

Total supplemental fixed charges	$20,678	$74,631	$67,521	$65,991	$67,654	$69,679

Ratio of earnings to fixed charges	2.52 x	2.37 x	2.57 x	2.41 x	1.93 x	1.41 x

1 FIN 48 interest is not included in interest charges.

[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc.
notes which are already included in operation expenses.